AMENDED LETTER

Investment Office
P.O. Box 2749
Sacramento, CA 95812–2749
Telecommunications Device for the Deaf – (916) 795–3240
(916) 795–3400; FAX (916) 795–2842

March 26, 2007

Dear Shareowner of Eli Lilly & Co.:

I am writing to you on behalf of the California Public Employees’ Retirement System (CalPERS). CalPERS is the largest public pension system in the U.S., with approximately $230 billion in assets. We manage retirement benefits and health insurance on behalf of nearly 1.5 million members. CalPERS is a significant long–term shareowner of Eli Lilly & Co. owning approximately 4.8 million shares. With Eli Lilly’s Annual Meeting of Shareowners to be held on April 16, 2007, we are writing to call your attention to an important proposal (Proposal 8 on the proxy card) which would allow Eli Lilly’s shareowners the right to amend the Company’s bylaws by a majority vote. CalPERS urges Eli Lilly shareowners to vote FOR Proposal 8.

VOTE FOR PROPOSAL 8 – ALLOW SHAREOWNERS THE RIGHT TO AMEND ELI LILLY’s BYLAWS

CalPERS believes that a majority of shareowners should have the right to amend a company’s bylaws. Shareowners have the right to amend the bylaws at approximately 96% of companies in the S&P 500 and the Russell 1000 indexes. Today, shareowners cannot amend the bylaws at Eli Lilly! Though the default under Indiana state law is to only allow the Board of Directors to amend the bylaws, Indiana state law does allow Indiana corporations to amend the articles of incorporation to allow for shareowners to amend the bylaws. The Company, however, has chosen not to allow shareowners to amend the bylaws even though approximately 96% of corporations do so, as noted above. CalPERS asked Eli Lilly to seek shareowner approval to remove this restriction, but Eli Lilly refused.

> Proposal 8 is a nonbinding shareowner proposal urging Eli Lilly to grant shareowners the right to amend the Company’s bylaws by a simple majority vote.

ELI LILLY HAS LONG–TERM STOCK UNDERPERFORMANCE

Eli Lilly’s primary argument in opposition to giving shareowners a meaningful voice in amending the Company’s bylaws is the supposed protection of long–term shareowners. In their proxy statement, Eli Lilly argues the many limitations on shareowners’ rights "are designed to protect and maximize long–term value for shareholders."

Where is this long–term performance? For the 1, 3 and 5 year periods ending February 28, 2007, Eli Lilly has significantly underperformed both the S&P 500 and its Pharmaceuticals S&P Industry Peer Group.

Time period ending 2/28/2007	Eli LLY & Co.	S&P 500 Index	Relative to S&P 500 Index	Pharmaceuticals S&P Industry Peer Index	Relative to Peer Index
5 years	–21.43%	39.05%	–60.48%	–10.65%	–10.78%
3 years	–22.80%	29.83%	–52.63%	0.40%	–23.20%
1 year	–2.54%	11.97%	–14.51%	10.11%	–12.65%
Source: FactSet Research Systems

ELI LILLY HAS ADDITIONAL MEASURES THAT IMPAIR SHAREOWNERS’ ABILITIES TO EFFECT MEANINGFUL CORPORATE REFORM

* Eli Lilly requires 80% supermajority vote to remove directors for cause;
* Eli Lilly does not allow shareowners to remove directors without cause;
* Eli Lilly requires 80% supermajority vote to approve mergers without Board approval;
* Eli Lilly has a "poison–pill" which was never approved by shareowners;
* Eli Lilly does not allow shareowners to call special meetings;
* Eli Lilly does not allow shareowners to act by written consent.
* Eli Lilly does not allow shareowners to fill board vacancies.

VOTE FOR PROPOSAL 8 – IMPROVE SHAREOWNER RIGHTS

As one of the largest shareowners of Eli Lilly, CalPERS urges you to vote FOR Proposal 8.

Please refer to the proxy statement for more information or call Garland Associates, Inc. who is assisting us with this effort at (561) 366–1165 if you have any questions or need assistance in voting your shares.

Sincerely,

Christianna Wood
Senior Investment Officer, Global Equity

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of one or more of the following forms of communication: mail, e–mail, and/or telephone communication. CalPERS is not asking for your proxy card. Please do not send us your proxy card but return it to the proxy voting agent in the envelope that was provided to you.

1Please note that the version of this letter dated March 19, 2007 and mailed March 23, 2007 incorrectly stated that the Company required a 67% supermajority requirement to amend the Articles of Incorporation. This is incorrect. The Company requires a majority of outstanding shares to amend the Company's Articles of Incorporation, except that an 80% vote requirement is necessary to amend certain items noted in this letter.